
May 24, 2013

Via E-mail
Elisa D. Garcia
Executive Vice President, General Counsel, and Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

> **Re: Office Depot, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 22, 2013**
> **File No. 333-187807**

Dear Ms. Garcia:

We have reviewed your amended registration statement and have the following additional comment.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated May 7, 2013, particularly your statement in the fourth paragraph of your response that the first merger does not involve the offer or sale of a security within the meaning of Section 2(a)(3) of the Securities Act or Rule 145 thereunder and thus the issuance of securities by New OfficeMax in connection therewith does not need to be registered pursuant to Section 5 of the Securities Act. Please help us understand your basis for this statement. We are concerned that the issuance of securities by New OfficeMax in the first merger constitutes an offer and sale of securities to stockholders of OfficeMax for purposes of Section 5 and that such transaction, if not exempt, must be registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Mario A. Ponce